FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi new dose receives positive EU CHMP opinion

 15 December 2020 07:00 GMT

Imfinzi recommended for approval in the EU by CHMP for less-
frequent, fixed-dose use in unresectable non-small cell lung cancer

Option would extend dosing from two to four weeks,
reducing medical visits and improving patient convenience

AstraZeneca's Imfinzi (durvalumab) has been recommended for marketing authorisation in the European Union (EU) for an additional dosing option, 1,500mg fixed dose every four weeks, in the approved indication of locally advanced, unresectable non-small cell lung cancer (NSCLC) in adults whose tumours express PD-L1 on at least 1% of tumour cells and whose disease has not progressed following platinum-based chemoradiation therapy (CRT).

This new dosing option is consistent with the approved Imfinzi dosing in extensive-stage small cell lung cancer (ES-SCLC) and once approved, will be available to patients with locally advanced, unresectable NSCLC weighing more than 30kg.

Following review of the application under its accelerated assessment procedure, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency based its positive opinion on data from several Imfinzi clinical trials, including the PACIFIC Phase III trial which supported the two-week, weight-based dosing of 10mg/kg every two weeks already approved in locally advanced, unresectable NSCLC, and the CASPIAN Phase III trial which used fixed dosing every four weeks during maintenance treatment in ES-SCLC.

José Baselga, Executive Vice President, Oncology R&D, said: "The four-week dosing regimen will decrease the risk of exposure to infection in the healthcare setting, furthering our efforts to ensure continuity of care for cancer patients at high risk of complications during the pandemic. We look forward to offering non-small cell lung cancer patients in Europe an option that would reduce medical visits by extending dosing from two to four weeks."

Imfinzi was recently approved in the US for this dosing regimen. Imfinzi is approved in the curative-intent setting of unresectable, Stage III (locally advanced) NSCLC after CRT in the EU, US, Japan, China and many other countries, based on the PACIFIC Phase III trial. Additionally, it is approved in the EU, US, Japan and many other countries around the world for the treatment of ES-SCLC based on the CASPIAN Phase III trial.

Stage III NSCLC
Stage III (locally advanced) NSCLC is commonly divided into three subcategories (IIIA, IIIB and IIIC), defined by how much the cancer has spread locally and the possibility of surgery.1 Stage III disease is different from Stage IV disease, when the cancer has spread (metastasised), as the majority of Stage III patients are currently treated with curative intent.1,2

Stage III NSCLC represents approximately one third of NSCLC incidence and in 2015 was estimated to affect nearly 200,000 patients in the following eight large countries: China, France, Germany, Italy, Japan, Spain, UK, and the US, with approximately 43,000 cases in the US alone.3,4 The majority of Stage III NSCLC patients are diagnosed with unresectable tumours.5 Prior to approval of Imfinzi in this setting, no new treatments beyond CRT had been available to patients for decades.6-8

Small cell lung cancer
SCLC is a highly aggressive, fast-growing form of lung cancer that typically recurs and progresses rapidly, despite initial response to chemotherapy.9,10 About two thirds of SCLC patients are diagnosed with extensive-stage disease, in which the cancer has spread widely through the lung or to other parts of the body.11 Prognosis is particularly poor, as only 6% of all SCLC patients will be alive five years after diagnosis.11

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is also approved for previously treated patients with advanced bladder cancer in the US and several other countries.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combinations including with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, SCLC, bladder cancer, head and neck cancer, liver cancer, biliary tract cancer, oesophageal cancer, gastric cancer, cervical cancer and other solid tumours.

AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage development for the treatment of different forms of lung cancer spanning different histologies, several stages of disease, lines of therapy and modes of action.

An extensive Immuno-Oncology (IO) development programme focuses on lung cancer patients without a targetable genetic mutation which represents up to three-quarters of all patients with lung cancer.12 Imfinzi, an anti-PDL1 antibody, is in development for patients with advanced disease (POSEIDON and PEARL Phase III trials) and for patients in earlier stages of disease including potentially-curative settings (MERMAID-1, MERMAID-2, AEGEAN, ADJUVANT BR.31, PACIFIC-2, PACIFIC-4, PACIFIC-5, and ADRIATIC Phase III trials) both as monotherapy and in combination with tremelimumab and/or chemotherapy.

Imfinzi is also in development in the NeoCOAST, COAST and HUDSON Phase II trials in combination with potential new medicines from the early-stage pipeline including Enhertu (trastuzumab deruxtecan).

AstraZeneca's approach to IO
IO is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a monotherapy and in combination with tremelimumab in multiple tumour types, stages of disease, and lines of therapy, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small targeted molecules from across AstraZeneca's Oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of six scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response, Antibody Drug Conjugates, Epigenetics, and Cell Therapies - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. ASCO. Cancer.net. Lung Cancer - Non-Small Cell. Available at: https://www.cancer.net/cancer-types/lung-cancer/view-all. Accessed September 2020.
2. Cheema PK, et al. Perspectives on Treatment Advances For Stage III Locally Advanced Unresectable Non-Small-Cell Lung Cancer. Curr Oncol. 2019;26(1):37-42. Accessed September 2020.
3. Antonia SJ, et al. PACIFIC Investigators. Durvalumab After Chemoradiotherapy In Stage III Non-Small-Cell Lung Cancer. N Engl J Med. 2017;377(20):1919-1929.
4. EpiCast Report: NSCLC Epidemiology Forecast to 2025. GlobalData. 2016.
5. Provencio M, et al. Inoperable Stage III Non-Small Cell Lung Cancer: Current Treatment And Role Of Vinorelbine. J Thorac Dis. 2011;3:197-204. Accessed September 2020.
6. Curran WJ, et al. Sequential vs Concurrent Chemoradiation for Stage III Non-Small Cell Lung Cancer: Randomized Phase III Trial RTOG 9410. J Natl Cancer Inst. 2011;103(19):1452-1460.
7. NCCN. NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines) - Non-Small Cell Lung Cancer. Version 8. 2017. https://www.nccn.org/professionals/physician_gls/pdf/nscl_blocks.pdf. Accessed September 2020.
8. Hanna N, et al. Current Standards and Clinical Trials in Systemic Therapy for Stage III Lung Cancer: What is New? Am Soc Clin Oncol Educ Book. 2015:e442-447.
9. Kalemkerian GP, et al. Treatment Options for Relapsed Small-Cell Lung Cancer: What Progress Have We Made? J Oncol Pract. 2018;14(6):369-370.
10. National Cancer Institute. NCI Dictionary - Small Cell Lung Cancer. Available at https://www.cancer.gov/publications/dictionaries/cancer-terms/def/small-cell-lung-cancer. Accessed November 2020.
11. Cancer.Net. Lung Cancer - Small Cell. Available at https://www.cancer.net/cancer-types/lung-cancer-small-cell. Accessed November 2020.
12. Pakkala, S, et al. Personalized therapy for lung cancer: striking a moving target. JCI Insight. 2018;3(15):e120858.

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 December 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary